SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  May 23, 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  May 23, 2005                    By    Theresa Robinson
    ------------------                       ----------------

                                             Name: Mrs T Robinson
                                             Group Secretariat Co-ordinator

23 May 2005


Corus Group plc
International Financial Reporting Standards

Corus Group plc (Corus) today releases information about its financial statements to be prepared under International Financial Reporting Standards
(IFRS) for the year to 1 January 2005. Corus is undertaking the transition to IFRS, as required by EU directive, along with some 7,000 other companies with shares or debt listed within the EU. The Group's first published accounts under IFRS will be in respect of the six months ending 2 July 2005, and the first annual Report & Accounts prepared on this basis will be for the year ending 31 December 2005. The highlights for the restatement are as follows:

o    Revenue remains unchanged from UK GAAP at (pound)9.3bn.
o Profit attributable to equity shareholders increases by (pound)1m to (pound)447m.
o Net assets reduce by (pound)242m to (pound)3.1bn, mainly reflecting the reversal of the net pension prepayment previously recognised under SSAP 24.
o Net debt is reduced by (pound)12m to (pound)842m at the end of December 2004, but will be impacted by the adoption of IAS 32 and 39 in 2005.

In summary, the impact of IFRS on key reported results for 2004 is as follows:

                                                                 2004
                                                       UK GAAP           IFRS
                                                       (pound)m        (pound)m

Group turnover                                           9,332          9,332

Group operating profit                                   * 650            662

Profit before taxation                                   * 553            567

Profit attributable to equity shareholders                 446            447

Earnings per share                                      10.05p         10.07p

Net assets                                               3,300          3,058

Net debt                                                 (854)          (842)

Gearing (%)                                                27%            29%

(* Adjusted to reflect presentational changes to the income statement under IFRS)

The information about restatements has been prepared on IFRS currently in issue and adopted by the EC. However, these standards may be subject to interpretative guidance issued by the International Financial Reporting Interpretations Committee (IFRIC), and best practice regarding the interpretation and application of IFRS continues to develop. New standards may also be issued by the International Accounting Standards Board (IASB) for adoption for financial years beginning on or after 1 January 2005. Any or all of these factors could impact upon the Corus Report & Accounts for the year ending 31 December 2005.


The financial information presented above is unaudited.

The full report about financial statements to be prepared under International Financial Reporting Standards for the year to 1 January 2005 is available on the Corus website: www.corusgroup.com/en/investors/ifrs

At 10.00am today, the Group will hold a conference call for analysts and institutional investors, hosted by the Executive Director, Finance, David Lloyd. The presentation slides will be available from that time on the Corus website. A replay of the conference call will be available for one week.


Contacts:  Investor Relations:         Tel. +44 (0) 20 7717 4501/4503/4504
                                       Fax. +44 (0) 20 7717 4604
                                       e-mail: investor@corusgroup.com
                                               -----------------------

           Corporate Relations:        Tel. +44 (0) 20 7717 4532
                                       Fax. +44 (0) 20 7717 4316


           Mailing address:            30 Millbank, London, SW1P 4WY, United
                                       Kingdom